# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENESCO INC, CIK 0000018498
CUSIP: 371532102
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 535 MARRIOTT DRIVE, 12TH FLOOR, NASHVILLE, Tennessee (TN), 37214
Date of event which requires filing of this statement: 06/08/2026
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; CHRISTOPHER MARTIN, JUMANA CAPITAL INVESTMENTS LLC, 1717 St. James Place, Suite 335, Houston, Texas (TX), 77056, 281-915-2704; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 460,000; shared voting power 0; sole dispositive power 460,000; shared dispositive power 0; aggregate amount beneficially owned 460,000 (4.1% of the class)
- Jumana Capital Investments LLC (CIK 0002036142): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 506,479; sole dispositive power 0; shared dispositive power 506,479; aggregate amount beneficially owned 506,479 (4.6% of the class)
- Martin Christopher Ross (CIK 0002041913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 506,479; sole dispositive power 0; shared dispositive power 506,479; aggregate amount beneficially owned 506,479 (4.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: GENESCO INC
Address of issuer's principal executive offices: 535 MARRIOTT DRIVE, 12TH FLOOR, NASHVILLE, Tennessee (TN), 37214

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 460,000 Shares directly owned by Mr. Radoff is approximately $13,096,050 including brokerage commissions.

The Shares purchased by Jumana Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 506,479 Shares directly owned by Jumana Capital is approximately $15,475,590, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On June 8, 2026, Mr. Radoff delivered a letter to the Issuer withdrawing his nominations of Glen W. Herrick and Kashif (Kash) Molwani for election to the Board at the Annual Meeting. Also on June 8, 2026, the Reporting Persons filed a preliminary proxy statement with the Securities and Exchange Commission in connection with their solicitation of proxies for the election of Westervelt (Westy) T. Ballard, Jr. and Paula J. Poskon to the Board at the Annual Meeting.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 11,103,175 Shares outstanding as of May 18, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 3, 2026.

As of the date hereof, Mr. Radoff directly beneficially owned 460,000 Shares, constituting approximately 4.1% of the Shares outstanding.

As of the date hereof, Jumana Capital directly beneficially owned 506,479 Shares, constituting approximately 4.6% of the Shares outstanding. Mr. Martin, as the Manager of Jumana Capital, may be deemed the beneficial owner of the 506,479 Shares owned by Jumana Capital, constituting approximately 4.6% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 966,479 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 8.7% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On June 8, 2026, the Reporting Persons, Messrs. Ballard, Herrick and Molwani, and Ms. Poskon entered into an amendment (the "A&R Group Agreement Amendment") to that certain Amended and Restated Group Agreement, dated April 24, 2026, to remove Messrs. Herrick and Molwani as parties to the Amended and Restated Group Agreement. A copy of the A&R Group Agreement Amendment is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - A&R Group Agreement Amendment, dated June 8, 2026.

## Signatures
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (06/10/2026)
- Jumana Capital Investments LLC: /s/ Christopher R. Martin, Christopher R. Martin, Manager (06/10/2026)
- Martin Christopher Ross: /s/ Christopher R. Martin, Christopher R. Martin (06/10/2026)